Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 10, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on May 10, 2023

In furtherance to our letter dated March 23, 2023, we would like to inform you that the Board of Directors of the Company at its meeting held on May 10, 2023, has, inter alia, transacted the following businesses:

Financial Results

A.	Approved the Audited Financial Results of the Company for the quarter and year ended March 31, 2023. In terms of the above, we are enclosing herewith the following:

1.	Audited Consolidated Financial Results of the Company and its subsidiaries for the quarter and year ended March 31, 2023, as per International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Audited Consolidated Financial Results of the Company and its subsidiaries for the quarter and year ended March 31, 2023, as per Indian Accounting Standards.

3.	Audited Standalone Financial Results of the Company for the quarter and year ended March 31, 2023, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Audit Reports of the Statutory Auditors on the financial results as mentioned at serial nos. 2 & 3 are also enclosed.

We would like to confirm that the Statutory Auditors of the Company have issued Audit Reports with 'Unmodified Opinion' on the Audited Financial Statements of the Company (Standalone and Consolidated) for the year ended March 31, 2023.

Dividend

B.	Recommended a final dividend of Rs. 40/- (800%) per equity share of Rs. 5/- each for the financial year 2022-23. The dividend will be paid on or after five days from the date of declaration of the final dividend by the shareholders at the 39th Annual General Meeting (AGM).

The Board Meeting commenced at 02:00 PM and concluded at 04:49 PM.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above